UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

U.S. XPRESS ENTERPRISES, INC.
 (Name of Subject Company (issuer))

MOUNTAIN LAKE HOLDING COMPANY
MOUNTAIN LAKE ACQUISITION COMPANY
PATRICK E. QUINN and MAX L. FULLER
 (Names of Filing Persons (Offerors))

Class A Common Stock, Par Value $.01 per Share
 (Title of Class of Securities)

90338N103
(CUSIP Number of Class of Securities)

Patrick E. Quinn
4080 Jenkins Road
Chattanooga, Tennessee 37421
Telephone: (423) 510-3308
Facsimile: (402) 510-4003

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Mark Scudder, Esq.
Scudder Law Firm P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 58408
Telephone: (402) 435-3223
Facsimile: (402) 435-4239

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
N/A	N/A

*Set forth the amount on which the filing fee is calculated and state how it was determined.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Dated Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEMS 1-11

N/A

ITEM 12.  EXHIBITS

99.1                         Text of News Release issued by Patrick E. Quinn and Max L. Fuller, on behalf of their corporation, Mountain
Lake Acquisition Company, on June 22, 2007.

99.2                         Letter to the Board of Directors of U.S. Xpress Enterprises, Inc. from Patrick E. Quinn and Max L. Fuller, on behalf of their corporation, Mountain Lake Acquisition Company, on June 22, 2007

99.3                         Memorandum, including questions and answers, made available by Patrick E. Quinn and Max L. Fuller to
U.S. Xpress Enterprises, Inc.’s employees, dated June 22, 2007.

EXHIBIT INDEX

99.1                         Text of News Release issued by Patrick E. Quinn and Max L. Fuller, on behalf of their corporation, Mountain
Lake Acquisition Company, on June 22, 2007.

99.2                         Letter to the Board of Directors of U.S. Xpress Enterprises, Inc. from Patrick E. Quinn and Max L. Fuller, on behalf of their corporation, Mountain Lake Acquisition Company, on June 22, 2007

99.3                         Memorandum, including questions and answers, made available by Patrick E. Quinn and Max L. Fuller to
U.S. Xpress Enterprises, Inc.’s employees, dated June 22, 2007.